UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2006

Commission File Number: 1-12869

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Represented Employee Savings Plan for Nine Mile Point

Constellation Energy Group, Inc.

750 E. Pratt St.

Baltimore, Maryland 21202

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Constellation Energy Group, Inc.

750 E. Pratt St.

Baltimore, Maryland 21202

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REPRESENTED EMPLOYEE SAVINGS PLAN FOR NINE MILE POINT

Date: June 28, 2007	/s/ Marcia B. Behlert
Marcia B. Behlert, Plan Administrator

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the
Represented Employee Savings Plan for Nine Mile Point

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Represented Employee Savings Plan for Nine Mile Point  (the “Plan”) at December 31, 2006, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 1, effective for plan years ended after December 15, 2006, FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans, was required to be implemented. Therefore the presentation of the 2005 and 2006 financial statements amounts include the presentation of fair value with an adjustment to contract value for such investments.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Baltimore, Maryland

June 28, 2007

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the

Represented Employee Savings Plan for Nine Mile Point

We have audited the accompanying statement of net assets available for benefits of the Represented Employee Savings Plan for Nine Mile Point (the Plan), as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Mitchell & Titus LLP

Washington, DC

June 23, 2006

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements of Constellation Energy Group, Inc. on Form S-3 and Form S-8 (File Nos. 333-102723, 333-59601, 33-57658, 333-56572, 333-24705, 33-49801, 333-135991, and 33-59545, 333-45051, 333-46980, 33-56084, 333-81292, 333-89046, 333-129802, respectively) of our report dated June 28, 2007, relating to the statement of net assets available for benefits as of December 31, 2006, the statement of changes in net assets available for benefits for the year ended December 31, 2006 and the related supplemental Schedule H, line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2006, which report appears in the December 31, 2006 annual report on Form 11-K of the Represented Employee Savings Plan for Nine Mile Point.

/s/ PricewaterhouseCoopers LLP

Baltimore, MD
June 28, 2007

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements of Constellation Energy Group, Inc. on Form S-3 and Form S-8 of our report dated June 23, 2006 on the financial statements of the Represented Employee Savings Plan for Nine Mile Point for the year ended December 31, 2005, which report is included in this annual report on Form 11-K.

/s/ Mitchell & Titus LLP

Washington, DC

June 28, 2007

NINE MILE POINT NUCLEAR STATION, LLC
REPRESENTED EMPLOYEE SAVINGS PLAN FOR NINE MILE POINT
Statements of Net Assets Available for Benefits

At December 31,	2006	2005

Assets
Investments, at fair value:
Mutual funds	$63,251,424	$56,238,369
Common trust fund	16,529,097	15,984,878
Constellation Energy Group, Inc. common stock	9,824,928	9,628,114
Short-term investment	—	11,468
Participant loans	2,114,896	2,180,876
Total Investments	91,720,345	84,043,705

Receivables:
Employer contributions	19,089	17,433
Participant contributions	82,688	111,775
Unsettled investment sales and other	—	18,810
Net assets reflecting all investments at fair value	91,822,122	84,191,723
Adjustment from fair value to contract value for interest in common trust relating to fully-responsive-investment contracts	141,689	138,772

Net assets available for benefits	$91,963,811	$84,330,495

The accompanying notes are an integral part of these financial statements. Certain prior year amounts have been reclassified to conform with the current year’s presentation.

NINE MILE POINT NUCLEAR STATION, LLC
REPRESENTED EMPLOYEE SAVINGS PLAN FOR NINE MILE POINT
Statements of Changes in Net Assets Available for Benefits

Years Ended December 31,	2006	2005

ADDITIONS
Investment Income
Dividends	$3,863,213	$2,431,935
Interest on participant loans	143,847	114,127
Net appreciation (See note 4)	7,080,335	4,604,217
Total Investment Income	11,087,395	7,150,279

Contributions
Participant contributions	4,530,537	4,712,552
Participant rollover contributions	6,486,268	364,485
Employer matching contributions	1,040,181	1,068,691
Plan transfers in	—	3,921
Total Contributions	12,056,986	6,149,649

Total Additions	23,144,381	13,299,928

DEDUCTIONS
Withdrawals and distributions	(14,427,185)	(3,305,958)
Plan transfers out	(1,078,253)	(141,975)
Fees	(5,627)	(10,265)
Total Deductions	(15,511,065)	(3,458,198)

CHANGE IN NET ASSETS	7,633,316	9,841,730

Net assets available for benefits:
Beginning of year	84,330,495	74,488,765
End of year	$91,963,811	$84,330,495

The accompanying notes are an integral part of these financial statements.  Certain prior year amounts have been reclassified to conform with the current year’s presentation.

Notes to Financial Statements

Note 1.  General Description on the Plan

On November 7, 2001, Nine Mile Point Nuclear Station, LLC (Company), a subsidiary of Constellation Energy Group, Inc. (CEG), purchased the Nine Mile Point Nuclear Power Station from the Niagara Mohawk Power Corporation and other owners.

Consequently, a number of the participants’ balances in the Niagara Mohawk Represented Employee Savings Fund Plan were spun off to a cloned plan which was named the Represented Employee Savings Plan for Nine Mile Point (Plan).

The Plan is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participants should refer to the Plan document for a more comprehensive description of the Plan provisions.

Termination of Merger with FPL Group, Inc. — On October 24, 2006, CEG and FPL Group, Inc. agreed to terminate the Agreement and Plan of Merger the parties had entered into on December 18, 2005.  The planned merger, and eventual cancellation, had no effect on the Represented Employee Savings Plan.

Eligibility — An employee must be employed by Nine Mile Point Nuclear Station, LLC, be covered by a collective bargaining agreement, and be 21 years of age with one month of service to be eligible to participate in the Plan.

Administration — The Plan Administrator is the Director of Benefits, Human Resources Division of Constellation Energy Group, Inc.  Effective September 30, 2005, the assets are held and managed by the Trustee, T. Rowe Price Trust Company (TRP).  T. Rowe Price Retirement Plan Services, Inc. provides the recordkeeping for the Plan.

Prior to September 30, 2005, the assets were held and managed by the Trustee, Fidelity Management Trust Company.  Fidelity Management Trust Company also provided the recordkeeping for the plan.

Although it has not expressed any intent to do so, the Company has the right to amend or terminate the Plan at any time, subject to provisions set forth in ERISA.

Participant Contributions — Eligible participants may contribute from 2% to 50% of their eligible pay on a before-tax basis, from 2% to 15% of their eligible pay through an after-tax basis, or a combination thereof through payroll deductions.  The maximum combined contribution rate for both the before-tax and the after-tax contributions is 50%.  The maximum amount a participant can contribute to the Plan on a before-tax basis is limited per year by the Internal Revenue Service.  The limitation for 2006 was $15,000.

Participants age 50 and older (by year end) and meeting one of the Plan’s or IRS pre-tax contribution limits are eligible to make catch-up contributions.  The catch-up contributions limit for 2006 was $5,000.

The Plan accepts rollovers of employees’ eligible rollover distributions from other qualified plans.

Participants have the right, on a daily basis, to change the amount of their payroll deductions, effective as of the next pay period.  Participants also have the right to change, on a daily basis, the percentage of their future contributions being invested in each of the available investment funds as provided in the Plan.

Company Matching Contributions — Effective September 4, 2006, upon completion of one year of service, the Company contributes an amount equal to 50% of the participant’s first 6% of contributions.  Prior to this date, Company contributions were allocated based on a combination of age and service.

All company matching contributions are fully and immediately vested upon being credited to the participant’s account. Company contributions are initially invested in CEG Company Stock. Once credited, the participant has the option to transfer the funds to other available investment options.

Investment Options — Except as otherwise indicated, participants can elect to have their contributions invested in the following:

•                  CEG Common Stock*

•                  Fidelity Diversified International Fund

•                  Fidelity Dividend Growth Fund

•                  Fidelity Low Priced Stock Fund

•                  PIMCO Total Return Fund — Institutional Shares*

•                  T. Rowe Price Equity Income Fund

•                  T. Rowe Price Growth Stock Fund

•                  T. Rowe Price Mid Cap Growth Fund

•                  T. Rowe Price Mid Cap Value Fund

•                  T. Rowe Price Retirement 2005 Fund*

•                  T. Rowe Price Retirement 2010 Fund*

•                  T. Rowe Price Retirement 2015 Fund*

•                  T. Rowe Price Retirement 2020 Fund*

•                  T. Rowe Price Retirement 2025 Fund*

•                  T. Rowe Price Retirement 2030 Fund*

•                  T. Rowe Price Retirement 2035 Fund*

•                  T. Rowe Price Retirement 2040 Fund*

•                  T. Rowe Price Retirement 2045 Fund*

•                  T. Rowe Price Retirement 2050 Fund**

•                  T. Rowe Price Retirement 2055 Fund**

•                  T. Rowe Price Retirement Income Fund*

•                  T. Rowe Price Small Cap-Value Fund

•                  T. Rowe Price Stable Value Fund***

•                  T. Rowe Price New Horizons Fund

•                  Vanguard Institutional Index*

*                    New funds added to the plan October 1, 2005.

**             New funds added to the plan December 5, 2006.

***      New fund added to the plan April 1, 2006.

Effective October 1, 2005, the following funds were removed as investment options of the plan.

•                  National Grid Stock Fund

•                  Fidelity Freedom 2005 Fund

•                  Fidelity Freedom 2010 Fund

•                  Fidelity Freedom 2015 Fund

•                  Fidelity Freedom 2020 Fund

•                  Fidelity Freedom 2025 Fund

•                  Fidelity Freedom 2030 Fund

•                  Fidelity Freedom 2035 Fund

•                  Fidelity Freedom 2040 Fund

•                  Fidelity Freedom Income Fund

•                  Fidelity Growth Company Fund

•                  Fidelity Managed Income Portfolio

•                  Fidelity Small Cap Stock Fund

•                  Fidelity U.S. Equity Index Commingled Pool

•                  PIMCO Total Return Fund — Administrative Class

CEG Common Stock — Participant and company matching contributions are invested in Constellation Energy Group, Inc. common stock.

Interest Income Fund — Amounts held in the Interest Income Fund until April 2006 were invested in a combination of the T. Rowe Price Stable Value Common Trust Fund and the Fidelity Managed Income Portfolio.

Effective April, 2006, the final component of the Fidelity Managed Income Portfolio was liquidated and invested in the T. Rowe Price Stable Value Fund.

T. Rowe Price Stable Value Fund — As described in FASB Staff Position Nos. FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the Statement of Net Assets Available for Benefits was prepared on a fair value basis and reflects the adjustment of net assets from fair value to contract value in the common trust.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Income — Dividends and earnings received on all other funds are automatically reinvested in the fund to which those earnings apply.

Transfers — Participants whose job status changes from or to represented and non-represented may transfer assets to or from the Represented Employee Savings Plan for Nine Mile Point and the Constellation Energy Group, Inc. Employee Savings Plan. Those transfers are recorded at fair value.

In addition, participants are allowed to initiate, on a daily basis, a transfer of the value of their contributions, including earnings, among the available investment funds.

Participant Loan Provisions — Participants may obtain a loan in any amount between a minimum of $1,000 and a maximum of $50,000, but not more than 50% of the participant’s account balance. Participants may elect up to five years to repay the loan, unless the loan is used for the purchase of a principal residence, in which case they may elect up to 30 years for repayment.  Participants are allowed to have up to two loans outstanding at any time.  Principal and interest are repaid through regular payroll deductions or by direct payment. The interest rate for loans is equal to the prime rate plus one percent on the last day of the month preceding the month the loan is initiated.  The interest rate on amounts borrowed is set at the time the loan is executed and remains in effect for the duration of the loan and ranges from 5.00% to 10.50% at December 31, 2006.  Loan duration ranges from July 2007 to November 2011.

Withdrawals and Distributions — A participant may, on a daily basis, elect to withdraw all or part of the stock and cash attributable to their after-tax contributions.  Contributions made on a before-tax basis may not be withdrawn until a participant attains age 59 1/2, except for death, disability, retirement, separation from service, or under certain circumstances of hardship, in which case the participant may be subject to tax penalties. Distributions to participants who retire or terminate active employment are automatically deferred until they either reach age 65 or cease active employment, whichever is later, unless they request an earlier or later distribution.  Generally, participants who reach age 70 1/2 must begin receiving their Plan distribution by April 1 of the following year.  Furthermore, active employees who attain age 59 1/2 may request to receive a distribution of their before-tax account balances.  The distribution options include lump sum or installments paid monthly, quarterly, or annually for up to 10 years.

Withdrawals and distributions to participants are recorded when paid.

Vesting — All contributions that are held in participants’ accounts are immediately 100% vested.

Administrative Costs — The Company currently pays all the administrative expenses of the Plan, including those of the Trustee.  Brokerage fees, commissions, and transfer taxes associated with the purchase, sale or transfer of shares of CEG Common Stock are borne by the participant.  Investment management expenses are deducted from the assets of that fund. Participants are charged a $50 loan initiation fee and may incur short-term trading fees on some investments.

The Company currently receives a reimbursement for certain plan expenses from Fidelity Investment Institutional Services Company, Inc.  This reimbursement will be used to offset plan expenses otherwise paid by the Company.

Note 2.  Significant Accounting Policies

The financial statements of the Plan are prepared under the accrual method of accounting.  The accounting principles and practices that affect the more significant elements of the financial statements are:

Contributions Receivable — represent amounts paid and remitted in January which were attributable to compensation earned in December.

Valuation of Investments — Shares of CEG Common Stock held by T. Rowe Price Trust Company are valued as of year-end using the quoted closing market price as reported by the “NYSE—Composite Transactions” published in the eastern edition of The Wall Street Journal.  Mutual fund shares held in the plan are valued as of year-end, using the net asset value price of such shares as quoted by the “Mutual Fund Quotations” for such date in the eastern edition of The Wall Street Journal. Participant loans are valued at cost, which approximates fair value.

The Plan’s investments are stated at fair value, except for the T. Rowe Price Stable Value Fund, which consists primarily of fully benefit-responsive investment contracts.  In determining the net assets available for benefits, the T. Rowe Price Stable Value Fund is included in the financial statements at contract value, which represents cost plus accrued income minus redemptions.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

Shares of CEG common stock are purchased on the open market, through new issuances, or by other acquisition.  Mutual fund shares are purchased on the open market, except the Trustee may purchase from time to time a small number of shares at current market value from participants making withdrawals or interfund transfers or obtaining loans from the Plan.  The cost of CEG Common Stock and mutual fund shares sold as a result of participant distributions, withdrawals, interfund transfers or loans, is determined under the average cost method.

Purchases and sales of securities are recorded on the trade date. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Accounting Standards Issued — In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures for fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for all fair value measurements beginning January 1, 2008. The Plan is currently assessing the potential impact of SFAS No. 157.

Note 3.  Tax Status

The Company has received the latest favorable determination letter from the Internal Revenue Service (IRS), dated July 21, 2004, with respect to the Plan as restated effective September 13, 2002, qualifying the Plan as a stock bonus plan under Section 401 of the Internal Revenue Code (Code) exempting the Plan from federal income tax under Section 501 of the Code.

Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.  As such, no provision for income taxes has been included in the Plan’s financial statements.

Note 4.  Investments

Investments which exceed 5% of the Plan’s net assets as of December 31, 2006 and December 31, 2005, include:

At December 31, 2006
Identity of Issue	Units/Shares	Current Value
CEG Company Stock	142,657	$9,824,928
TRP Stable Value Fund	16,529,097	16,529,097
Fidelity Diversified International Fund	209,384	7,736,753
Fidelity Dividend Growth Fund	268,106	8,493,599
Fidelity Low Priced Stock Fund	133,454	5,810,592
TRP Growth Stock Fund	336,129	10,631,767
Vanguard Institutional Index	79,488	10,300,899

At December 31, 2005
Identity of Issue	Units/Shares	Current Value
CEG Company Stock	167,155	$9,628,114
Interest Income Fund	15,984,878	15,984,878
Fidelity Diversified International Fund	180,302	5,866,629
Fidelity Dividend Growth Fund	302,599	8,711,837
Fidelity Low Priced Stock Fund	139,018	5,678,684
TRP Growth Stock Fund	371,678	10,555,644
Vanguard Institutional Index	83,448	9,513,958

The Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

Identity of Issue	2006	2005
National Grid Stock Fund	$—	$221,935
CEG Company Stock	1,599,895	1,982,230
Mutual Funds	5,480,440	2,400,052
Total	$7,080,335	$4,604,217

Note 5.  Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with the certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Note 6.  Related Party Transactions

Certain Plan investments are shares of mutual funds managed by T. Rowe Price, a division of which is also the Plan Trustee, and therefore, these transactions qualify as party-in-interest transactions.

Prior to September 30, 2005, certain Plan investments were shares of mutual funds managed by Fidelity Investments, a division of which was also the Plan Trustee, and therefore, these transactions qualified as party-in-interest transactions.

During 2006, the Plan purchased 51,735 common shares of Constellation Energy Group, Inc. for $3,022,828 and sold 76,232 shares for $4,381,499.  During 2005, the Plan purchased 195,676 common shares for $8,202,359 and sold 28,522 shares for $1,177,358.

Note 7.  Reconciliation of Financial Statements to FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

At December 31, 2006
Net assets available for benefits per the financial statements	$91,963,811
Less: adjustment from fair value to contract value for fully benefit-responsive investment contracts	(141,689)
Less: contributions receivable	(101,777)
Net assets available for benefits per the Form 5500	$91,720,345

The following is a reconciliation of contributions per the financial statements to the Form 5500 as of December 31, 2006:

At December 31, 2006
Contributions per the financial statements	$12,056,986
Less: contributions receivable at December 31, 2006	(101,777)
Plus: contributions receivable at December 31, 2005	129,208
Contributions per the Form 5500	$12,084,417

The following is a reconciliation of investment income per the financial statements to the Form 5500 for the year ended December 31, 2006:

December 31, 2006
Investment income per the financial
statements	$11,087,395
Less: adjustment from fair value to contract value for fully benefit- responsive investment contracts	(141,689)
Investment income per the Form 5500	$10,945,706

NINE MILE POINT NUCLEAR STATION, LLC (EIN 52-2303044)
REPRESENTED EMPLOYEE SAVINGS PLAN FOR NINE MILE POINT
Schedule H, line 4i - Schedule of Assets (Held at End of Year)

	Identity of Issue	Cost	Current Value
Mutual Funds
	Fidelity Diversified International Fund	$7,067,688	$7,736,753
	Fidelity Dividend Growth Fund	7,776,981	8,493,599
	Fidelity Low Priced Stock Fund	5,447,011	5,810,592
	PIMCO Total Return Fund — Institutional Shares	1,996,380	1,982,538
*	T. Rowe Price Equity Income Fund	3,812,239	4,209,055
*	T. Rowe Price Growth Stock Fund	9,622,819	10,631,767
*	T. Rowe Price Mid Cap Growth Fund	2,707,269	2,665,802
*	T. Rowe Price Mid Cap Value Fund	2,503,731	2,610,075
*	T. Rowe Price New Horizon Fund	1,315,677	1,307,661
*	T. Rowe Price Retirement 2005 Fund	74,924	77,693
*	T. Rowe Price Retirement 2010 Fund	728,857	766,422
*	T. Rowe Price Retirement 2015 Fund	1,526,220	1,650,407
*	T. Rowe Price Retirement 2020 Fund	1,888,731	2,064,854
*	T. Rowe Price Retirement 2025 Fund	1,187,794	1,296,351
*	T. Rowe Price Retirement 2030 Fund	396,706	434,426
*	T. Rowe Price Retirement 2035 Fund	30,693	33,523
*	T. Rowe Price Retirement 2040 Fund	53,264	58,218
*	T. Rowe Price Retirement 2045 Fund	23,975	25,768
*	T. Rowe Price Retirement Income Fund	75,873	78,245
*	T. Rowe Price Small-Cap Value Fund	972,930	1,016,776
	Vanguard Institutional Index	9,176,965	10,300,899
	Subtotal Mutual Funds	58,386,727	63,251,424
Common / Collective Trusts
*	T. Rowe Price Stable Value Fund	16,529,097	16,529,097
	Subtotal Common / Collective Trusts	16,529,097	16,529,097
Company Stock
*	Constellation Energy Group, Inc.	8,269,442	9,824,928
	Subtotal Company Stock	8,269,442	9,824,928
Loans
*	Participant Loans Interest Range 5.00 — 10.50%	—	2,114,896
	Subtotal Participant Loans	—	2,114,896
Short Term Investments
*	T. Rowe Price Short Term Settlement Account	—	—
	Subtotal Short Term Investments	—	—
	Grand Total	$83,185,266	$91,720,345

*                    Represents party-in-interest